As filed with the Securities and Exchange Commission on March 21, 2005

                                             Securities Act File No. 333-52372
                                     Investment Company Act File No. 811-09229

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


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                                  SCHEDULE TO
                         ISSUER TENDER OFFER STATEMENT
                     (PURSUANT TO SECTION 13(e)(1) OF THE
                       SECURITIES EXCHANGE ACT OF 1934)
                               (Amendment No. 1)

               Merrill Lynch Senior Floating Rate Fund II, Inc.
                               (Name of Issuer)

               Merrill Lynch Senior Floating Rate Fund II, Inc.
                     (Names of Person(s) Filing Statement)

               Shares of Common Stock, Par Value $.10 per share
                        (Title of Class of Securities)

                                  59021M 10 2
                     (CUSIP Number of Class of Securities)

                              Robert C. Doll, Jr.
               Merrill Lynch Senior Floating Rate Fund II, Inc.
                            800 Scudders Mill Road
                         Plainsboro, New Jersey 08536
                                (609) 282-2800
          (Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                  Copies to:

Thomas R. Smith, Jr., Esq.                    Andrew J. Donohue, Esq.
Sidley Austin Brown & Wood LLP                Fund Asset Management, L.P.
787 Seventh Avenue                            P.O. Box 9011
New York, New York 10019                      Princeton, New Jersey 08543-9011

                               February 14, 2005
                      (Date Tender Offer First Published
                      Sent or Given to Security Holders)

     This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO of Merrill Lynch Senior Floating Rate Fund II, Inc. (the "Fund") relating to an offer to purchase (the "Offer") up to 5,000,000 of the Fund's shares of common stock, par value $0.10 per share (the "Shares"), as originally filed with the Securities and Exchange Commission on February 14, 2005, constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934.

     The Offer terminated at 4:00 P.M., Eastern time, on March 15, 2005 (the "Expiration Date"). Pursuant to the Offer, 1,084,209.995 Shares were tendered, all of which were accepted by the Fund for repurchase at a net asset value of $9.81 per share, as determined as of the close of the New York Stock Exchange on the Expiration Date, for an aggregate purchase price of $10,636,100.05.

                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           MERRILL LYNCH SENIOR FLOATING RATE FUND II, INC.



March 21, 2005             By: /s/ Donald C. Burke
                               -----------------------------------
                               (Donald C. Burke, Vice President and Treasurer)

                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           MASTER SENIOR FLOATING RATE TRUST



March 21, 2005             By: /s/ Donald C. Burke
                               ----------------------------------------
                               (Donald C. Burke, Vice President and Treasurer)